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                            September 15, 2023

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September, 20
123
                                                            File No. 333-269055

       Dear Png Bee Hin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form F-1 filed September 1, 2023

       Prospectus Summary, page 1

   1. Please revise your statement that a substantial part of your revenue is generated from providing eLearning
content and consultancy services to the Ministry of Defence of the
                                                        Singapore Government.
Clarify that you did not generate significant revenue from the agencies of the
Ministry of Defence of the Singapore government in 2022 and 2023 due to the expiration of a
major contract in 2021.
       Recent Developments, page 5

   2. We note your disclosure regarding several purchase orders for your XR services, which resulted in a revenue
increase and reduced losses for the six months ended June 30, 2023
 Png Bee Hin
IMMRSIV Inc.
September 15, 2023
Page 2
       as compared to the same period in 2022. To the extent available, please disclose your revenues and losses for the six months ended June 30, 2023 compared to the prior year period.
Risk Factors
We derived a significant portion of revenue from providing services..., page 13

3. You disclose that 54.9% of your revenues in 2022 was derived from providing XR services to a financial institution and that you expect continued revenue from this customer in 2023. Given that you appear to be substantially reliant on this revenue source, please identify the customer. Further, provide the basis for your statement that you "expect to derive a substantial amount of revenue from...a local telecommunication service provider." Clarify whether the purchase order from the customer is cancellable and quantify the amount of the purchase order to the extent material. Consolidated Statements of Profit or Loss and Other Comprehensive Income
(Loss), page F-4

4. Please present your expenses using a classification based on either their nature or their function, but not both. Refer to paragraphs 99-105 of IAS 1.
Notes to the Consolidated Financial Statements
6. Trade and other Receivables, page F-17

5. Please report Prepayments as a separate line item, instead of being included as a component of Trade and other Receivables. Refer to Rule 5-02(3) and (7) of Regulation S-
       X.
25. Subsequent event, page F-27

6. Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraphs 17-18 of IAS 10.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Kathryn
Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNamePng Bee Hin
                                                             Division of
Corporation Finance
Comapany NameIMMRSIV Inc.
                                                             Office of
Technology
September 15, 2023 Page 2
cc:       Meng Ding
FirstName LastName